UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-42631

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☑

This report on Form 6-K, except for Exhibit 99.1 hereto, shall be deemed to be filed and incorporated by reference in the Registration Statements (as defined herein) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

On March 27, 2026, Emera US Finance, LLC (the “Issuer”) completed an offering of US$450,000,000 aggregate principal amount of its 4.500% Senior Notes due 2029 (the “2029 Notes”) and US$300,000,000 aggregate principal amount of its 5.200% Senior Notes due 2033 (the “2033 Notes” and, together with the 2029 Notes, the “Notes”). The Notes are fully and unconditionally guaranteed by Emera Incorporated (“Emera”) and Emera US Holdings Inc. (“EUSHI”, and together with Emera, the “Guarantors”). EUSHI is an indirect wholly-owned subsidiary of Emera and the Issuer is an indirect, wholly-owned subsidiary of Emera.

The Notes were sold pursuant to an underwriting agreement dated March 23, 2026 (the “Underwriting Agreement”) among the Issuer, the Guarantors and Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein. The Notes were issued pursuant to an indenture, dated as of March 27, 2026 (the “Base Indenture”), as supplemented by a first supplemental indenture establishing the terms of the 2029 Notes and the related Guarantees, dated as of March 27, 2026 (the “First Supplemental Indenture”) and a second supplemental indenture establishing the terms of the 2033 Notes and the related Guarantees, dated as of March 27, 2026 (the “Second Supplemental Indenture”, and together with the First Supplemental Indenture and the Base Indenture, the “Indenture”), with Equiniti Trust Company, LLC as trustee (the “Trustee”). The Notes were offered pursuant to registration statements on Form F-3 (File Nos. 333-294017-01 and 333-294017-02) filed by the Issuer and EUSHI with the Securities and Exchange Commission on March 4, 2026 (the “Form F-3 Registration Statement”) and Form F-10 (File No. 333-294020) filed by Emera with the Securities Exchange Commission on March 4, 2026 (the “Form F-10 Registration Statement”, and together with the Form F-3 Registration Statement, the “Registration Statements”).

The 2029 Notes bear interest from and including March 27, 2026, at the rate of 4.500% per annum. Interest on the 2029 Notes is payable on April 1 and October 1 of each year, commencing on October 1, 2026. The 2029 Notes will mature on April 1, 2029, unless earlier redeemed. The 2029 Notes are unsecured obligations of the Issuer and the related Guarantees are unsecured obligations of the Guarantors.

The 2033 Notes bear interest from and including March 27, 2026, at the rate of 5.200% per annum. Interest on the 2033 Notes is payable on April 1 and October 1 of each year, commencing on October 1, 2026. The 2033 Notes will mature on April 1, 2033, unless earlier redeemed. The 2033 Notes are unsecured obligations of the Issuer and the related Guarantees are unsecured obligations of the Guarantors.

The preceding is a summary of the terms of the Underwriting Agreement, the Indenture and the Notes, and is qualified in its entirety by reference to the Underwriting Agreement attached hereto as Exhibit 1.1, the Base Indenture attached hereto as Exhibit 4.1, the First Supplemental Indenture attached hereto as Exhibit 4.2, the Second Supplemental Indenture attached hereto as Exhibit 4.4, the form of the 2029 Notes attached hereto as Exhibit 4.3 and the form of the 2033 Notes attached hereto as Exhibit 4.5, each of which is incorporated herein by reference as though they were fully set forth herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: March 27, 2026	By:	/s/ Brian C. Curry
Name: Brian C. Curry
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated March 23, 2026, between the Issuer, the Guarantors and the underwriters party thereto

4.1	Base Indenture, dated as of March 27, 2026, among the Issuer, the Guarantors and Equiniti Trust Company, LLC., as trustee

4.2	First Supplemental Indenture relating to the 4.500% Senior Notes due 2029, dated as of March 27, 2026, among the Issuer, the Guarantors and Equiniti Trust Company, LLC., as trustee

4.3	Form of Global Note representing the 4.500% Senior Notes (included in Exhibit 4.2)

4.4	Second Supplemental Indenture relating to the 5.200% Senior Notes due 2033, dated as of March 27, 2026, among the Issuer, the Guarantors and Equiniti Trust Company, LLC., as trustee

4.5	Form of Global Note representing the 5.200% Senior Notes (included in Exhibit 4.4)

5.1	Opinion of Davis Polk & Wardwell LLP, as to the validity of the Notes

23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

99.1	Emera Incorporated Media Release dated March 27, 2026